EXHIBIT 11



         Statement Regarding Computation of Net Earnings Per Share
                                (Unaudited)


       Net income per share, or basic earnings per share, is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during each year. Net income per share assuming dilution, or diluted earnings per share, is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during each year, adjusted to include the additional number of common shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are not included in the diluted earnings per share calculations where the effect of their inclusion would be antidilutive.

       See also footnote 6 to the financial statements included in Part I.